UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)
GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
37929X 107

(CUSIP Number)
Sage Summit LP
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention: Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200
with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares1 2 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,460,854 shares[2] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,460,854 shares[2] (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of outstanding shares of Common Stock[3] (See Item 5)

14	TYPE OF REPORTING PERSON

PN

1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties (described below) as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Sage Summit LP may be deemed to have beneficial ownership of these shares. Sage Summit LP disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in row 11.
2   Sage Summit LP has shared voting power and sole dispositive power of the 159,623,802 shares and 8,460,854 shares reported in row 8 and 9, respectively, to the extent it exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, and reacquire the shares as described under Item 4.
3   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Company’s 5.00% convertible subordinated notes due 2014 (the “Notes”). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares1 2 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,460,854 shares[2] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,460,854 shares[2] (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of outstanding shares of Common Stock[3] (See Item 5)

14	TYPE OF REPORTING PERSON

CO

1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Sage Summit Limited may be deemed to have beneficial ownership of these shares. Sage Summit Limited disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in row 11.
2   Sage Summit Limited has shared voting power and sole dispositive power of the 159,623,802 shares and 8,460,854 shares reported in row 8 and 9, respectively, to the extent Sage Summit LP exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, and reacquire the shares as described under Item 4.
3   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Granite Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares1 2 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,460,854 shares[2] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,460,854[2] shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of outstanding shares of Common Stock[3] (See Item 5)

14	TYPE OF REPORTING PERSON

CO

1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Mount Granite Limited may be deemed to have beneficial ownership of these shares. Mount Granite Limited disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in row 11.
2   Mount Granite Limited has shared voting power and sole dispositive power of the 159,623,802 shares and 8,460,854 shares reported in row 8 and 9, respectively, to the extent Sage Summit LP exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, and reacquire the shares as described under Item 4.
3   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lavender Heights Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares1 2 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,640,570 shares[2] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,640,570 shares[2] (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of outstanding shares of Common Stock[3] (See Item 5)

14	TYPE OF REPORTING PERSON

PN

1    Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Lavender Heights Capital LP may be deemed to have beneficial ownership of these shares. Lavender Heights Capital LP disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in row 11.
2   Lavender Heights Capital LP has shared voting power and sole dispositive power of the 159,623,802 shares and 5,640,570 shares reported in row 8 and 9, respectively, to the extent it exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, and reacquire the shares as described under Item 4.
3    Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Garnet Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares1 2 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,640,570 shares[2] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,640,570 shares[2] (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of outstanding shares of Common Stock[3] (See Item 5)

14	TYPE OF REPORTING PERSON

CO

1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Mount Garnet Limited may be deemed to have beneficial ownership of these shares. Mount Garnet Limited disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in row 11.
2   Mount Garnet Limited has shared voting power and sole dispositive power of the 159,623,802 shares and 5,640,570 shares reported in row 8 and 9, respectively, to the extent Lavender Heights Capital LP exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, and reacquire the shares as described under Item 4.
3   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 7 of 13 Pages
Item 1. Security and Issuer.
     This Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D dated November 2, 2007 (the “Schedule 13D”), jointly filed by Sage Summit LP, Sage Summit Limited, Lavender Heights Capital LP, Mount Garnet Limited and Mount Granite Limited (each a “Reporting Person”), relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”) and (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     This Amendment No. 6 is being filed to report the joinder of Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, each a trust established for the benefit of certain past, current or future employees and key personnel of the Company who participate or may in the future participate in any remainder interests in the Company equity participation plan, as a party to the Voting and Support Agreement dated as of May 17, 2010 (the “Voting and Support Agreement”) among Sage Summit LP, Lavender Heights Capital LP, Pierre Lagrange, G&S Trustees Limited in its capacity as trustee of the Lagrange GLG Trust, Emmanuel Roman, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, Noam Gottesman, Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, Jackson Holding Services Inc., Point Pleasant Ventures Ltd. and TOMS International Ltd. (collectively, the “VSA Parties”), Man Group plc (“Man”) and Escalator Sub 1 Inc. (“Merger Sub”) and the Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) among Man and the stockholders of the Company party thereto on June 21, 2010 and to update Item 4 below. Unless otherwise defined in this Amendment No. 6, capitalized terms have the meanings set forth in the Schedule 13D.
     The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information:
     On June 21, 2010, Sage Summit LP entered into an unconditional rescindable purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust (the “Blue Hill Trust”), and Lavender Heights Capital LP entered into an unconditional rescindable purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust (the “Green Hill Trust”) (collectively, the “Purchase Agreements”). Under the Purchase

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 8 of 13 Pages
Agreements, Sage Summit LP and Lavender Heights Capital LP (collectively, the “LPs”) each sold its entire holding of 8,460,854 shares and 5,640,570 shares of Common Stock, respectively, to the Blue Hill Trust and the Green Hill Trust (collectively, the “Trusts”), respectively, in exchange for a deferred payment obligation, payable in installments on specified dates of delivery of (A) (i) whole shares of Man received by the Trusts in exchange for securities of the Company under the Share Exchange Agreement or (ii) in lieu of all or a portion of the shares of Man described in clause (i) above, an amount in cash equal to the net proceeds from the sale of shares of Man not otherwise being delivered pursuant to the terms of clause (i), in ordinary sales transactions on the London Stock Exchange, together with (B) an amount in cash equal to the cumulative value of all dividends, distributions and other income distributed by Man in respect of the notional number of shares of Man delivered by the Trusts to the LPs; provided, however, that the installment dates and share amounts set forth in the Purchase Agreements may be adjusted to the extent that forfeitures and/or reallocations of membership interests held by certain members of the LPs occur after the date of the Purchase Agreements in accordance with the terms of the LPs’ limited partnership agreements, as applicable. The LPs each have the right to rescind their respective Purchase Agreements with the respective Trusts and reacquire the shares prior to completion of the Merger (or such other date as agreed). By virtue of the LPs’ rights to rescind their respective Purchase Agreements with the respective Trusts and reacquire the shares prior to completion of the Merger (or such other date as agreed), each of the LPs is deemed to also have beneficial ownership of the shares held by the Trusts, respectively, under the SEC rules for determining beneficial ownership.
     By virtue of the Joinder Agreement dated as of June 21, 2010 by and among Man, Merger Sub, the Company, the LPs and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Trusts, each of the Trusts joined as parties to the Share Exchange Agreement and the Voting and Support Agreement and agreed to perform the obligations of the LPs thereunder.
     Copies of the Joinder Agreement and the Purchase Agreements are filed as Exhibits 1 — 3 hereto, respectively, and are incorporated by reference into this Item 4. The descriptions of the Joinder Agreement and the Purchase Agreements are qualified in their entirety by reference to the copies of the Joinder Agreement and the Purchase Agreements.
     Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to include the following information:
     (a) As a result of the terms of the Voting Agreement and the Voting and Support Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 159,623,802 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement and the VSA Parties or over which the parties to the Voting Agreement and the VSA Parties have the power to vote (the “Subject Shares”). These Subject Shares represent approximately 50.2% of the outstanding

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 9 of 13 Pages
shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock held by the parties to the Voting Agreement and the VSA Parties). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement and the other VSA Parties.
     As of the date hereof, the Reporting Persons have the following interests in the Common Stock and Exchangeable Securities:
     Sage Summit LP
(i)	Amount beneficially owned: 8,460,854 shares[1]

(ii)	Percent of class: 3.4% of outstanding shares of Common Stock[2]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[1]

(c)	Sole power to dispose or direct the disposition: 8,460,854 shares[1]

(d)	Shared power to dispose or direct the disposition: -0-
     Sage Summit Limited
(i)	Amount beneficially owned: 8,460,854 shares[3]

[1]	Sage Summit LP has shared voting power and sole dispositive power of the 159,623,802 shares and 8,460,854 shares reported in (iii)(b) and (iii)(c), respectively, to the extent it exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, and reacquire the shares as described under Item 4.

[2]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

[3]	Sage Summit Limited has shared voting power and sole dispositive power of the 159,623,802 shares and 8,460,854 shares reported in (iii)(b) and (iii)(c), respectively, to the extent Sage Summit LP exercises its

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 10 of 13 Pages
(ii)	Percent of class: 3.4% of outstanding shares of Common Stock[2]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[3]

(c)	Sole power to dispose or direct the disposition: 8,460,854 shares[3]

(d)	Shared power to dispose or direct the disposition: -0-
     Mount Granite Limited
(i)	Amount beneficially owned: 8,460,854 shares[4]

(ii)	Percent of class: 3.4% of outstanding shares of Common Stock[2]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[4]

(c)	Sole power to dispose or direct the disposition: 8,460,854 shares[4]

right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, and reacquire the shares as described under Item 4.

[4]	Mount Granite Limited has shared voting power and sole dispositive power of the 159,623,802 shares and 8,460,854 shares reported in (iii)(b) and (iii)(c), respectively, to the extent Sage Summit LP exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, and reacquire the shares as described under Item 4.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 11 of 13 Pages
(d)	Shared power to dispose or direct the disposition: -0-
     Lavender Heights Capital LP
(i)	Amount beneficially owned: 5,640,570 shares[5]

(ii)	Percent of class: 2.2% of outstanding shares of Common Stock[6]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[5]

(c)	Sole power to dispose or direct the disposition: 5,640,570 shares[5]

(d)	Shared power to dispose or direct the disposition: -0-
     Mount Garnet Limited
(i)	Amount beneficially owned: 5,640,570 shares[7]

(ii)	Percent of class: 2.2% of outstanding shares of Common Stock[6]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

[5]	Lavender Heights Capital LP has shared voting power and sole dispositive power of the 159,623,802 shares and 5,640,570 shares reported in (iii)(b) and (iii)(c), respectively, to the extent it exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, and reacquire the shares as described under Item 4.

[6]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

[7]	Mount Garnet Limited has shared voting power and sole dispositive power of the 159,623,802 shares and 5,640,570 shares reported in (iii)(b) and (iii)(c), respectively, to the extent Lavender Heights Capital LP exercises its right to rescind the purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, and reacquire the shares as described under Item 4.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 12 of 13 Pages
(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[7]

(c)	Sole power to dispose or direct the disposition: 5,640,570 shares[7]

(d)	Shared power to dispose or direct the disposition: -0-
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joinder Agreement dated as of June 21, 2010 by and among Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, Sage Summit LP, Lavender Heights Capital LP, Man, Merger Sub and the Company included as Exhibit 3 to the Schedule 13D filed by the Blue Hill Trust, the Green Hill Trust and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, is incorporated herein by reference.

Exhibit 2.	Purchase Agreement dated as of June 21, 2010 by and between Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of the Blue Hill Trust, and Sage Summit LP included as Exhibit 4 to the Schedule 13D filed by the Blue Hill Trust, the Green Hill Trust and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, is incorporated herein by reference.

Exhibit 3.	Purchase Agreement dated as of June 21, 2010 by and between Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of the Green Hill Trust, and Lavender Heights Capital LP included as Exhibit 5 to the Schedule 13D filed by the Blue Hill Trust, the Green Hill Trust and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, is incorporated herein by reference.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 13 of 13 Pages
SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2010	SAGE SUMMIT LP

	By:	/s/ Alejandro San Miguel

Alejandro San Miguel
Attorney-in-fact

SAGE SUMMIT LIMITED

	By:	/s/ Alejandro San Miguel

Alejandro San Miguel
Attorney-in-fact

MOUNT GRANITE LIMITED

	By:	/s/ Alejandro San Miguel

Alejandro San Miguel
Attorney-in-fact

LAVENDER HEIGHTS CAPITAL LP

	By:	/s/ Alejandro San Miguel

Alejandro San Miguel
Attorney-in-fact

MOUNT GARNET LIMITED

	By:	/s/ Alejandro San Miguel

Alejandro San Miguel
Attorney-in-fact